On October 11, 2002, the Special Meeting of Stockholders of
 Progressive Return Fund, Inc. (the "Fund") was held and the following matters were voted upon:

1. To approve the Merger Agreement and Plan of Reorganization.

For		Against		Abstain

193,069		580,718		1,707


2. In the event that Merger Agreement and Plan or Reorganization is approved, then to amend the Articles of Incorporation to change the name of the Fund from "Progressive Return Fund, Inc." to "Progressive Total Return Fund, Inc."


For		Against		Abstain

764,381		8,870		2,243